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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            Balanced Care Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    057630105
                                 (CUSIP Number)

                                  June 30, 1999
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

/     /  Rule 13d-1(b)
/ X  /   Rule 13d-1(c)
/     /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number: 057630105


1.   Name of Reporting Person: Meditrust Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                              (a) / /

                                                              (b) / X  /

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware


Number of              5.       Sole Voting Power:                None
Shares
Beneficially           6.       Shared Voting Power:              1,086,179
Owned By
Each                   7.       Sole Dispositive Power:           None
Reporting
Person With            8.       Shared Dispositive Power:         1,086,179

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,086,179

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: / /

11.  Percent of Class Represented by Amount in Row (9): 6.5%

12.  Type of Reporting Person: CO



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CUSIP Number: 057630105


1.   Name of Reporting Person: Meditrust Mortgage Investments, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                            (a) / /

                                                            (b) / X  /

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware


Number of              5.       Sole Voting Power:               None
Shares
Beneficially           6.       Shared Voting Power:             796,436
Owned By
Each                   7.       Sole Dispositive Power:          None
Reporting
Person With            8.       Shared Dispositive Power:        796,436

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 796,436

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: / /

11.  Percent of Class Represented by Amount in Row (9): 4.8%

12.  Type of Reporting Person: CO


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CUSIP Number: 057630105


1.   Name of Reporting Person: New Meditrust Company LLC

2.   Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) / X  /

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware


Number of              5.       Sole Voting Power:               None
Shares
Beneficially           6.       Shared Voting Power:             289,743
Owned By
Each                   7.       Sole Dispositive Power:          None
Reporting
Person With            8.       Shared Dispositive Power:        289,743

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 289,743

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: / /

11.  Percent of Class Represented by Amount in Row (9): 1.7%

12.  Type of Reporting Person: OO


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ITEM 1.

          (a)  Name of Issuer

               Balanced Care Corporation

          (b)  Address of Issuer's Principal Executive Offices

               1215 Manor Drive
               Mechanicsburg, PA 17055


ITEM 2.

          (a)  Name of Person Filing

               Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this
               Schedule 13G Statement on behalf of Meditrust Corporation ("Meditrust"), Meditrust Mortgage Investments, Inc. ("MMI") and New Meditrust Company LLC, successor by merger to Meditrust Acquisition Corporation II ("NMC"). Meditrust, MMI and NMC are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

          (b)  Address of Principal Business Office or, if none, Residence

               The principal business office for each of Meditrust, MMI and NMC is 197 First Avenue, Suite 300, Needham, MA 02494.

          (c)  Citizenship

               Each of Meditrust, MMI and NMC is a Delaware organization.

          (d)  Title of Class of Securities

               Common stock, $.001 par value ("Common Stock")

          (e)  CUSIP Number

               057630105


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  / / Broker or Dealer registered under Section 15 of the Act

          (b)  / / Bank as defined in section 3(a)(6) of the Act



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          (c) / / Insurance Company as defined in section 3(a)(19) of the Act

          (d) / / Investment Company registered under section 8 of the Investment Company Act

          (e) / / Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

          (f) / / Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

          (g) / / Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

          (h) / / Savings Association as defined in section 3(b) of the Federal Deposit Insurance Act

          (i) / / Church Plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act

          (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

ITEM 4.        OWNERSHIP

          (a) - (b)

               The aggregate number of shares of Common Stock that Meditrust owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,086,179 (which number includes 796,436 shares of Common Stock beneficially owned by MMI and 289,743 shares of Common Stock beneficially owned by NMC), which constitutes approximately 6.5% of the outstanding shares of Common Stock.***

               The aggregate number of shares of Common Stock that MMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 796,436 (which shares of Common Stock are included in the number of shares of Common Stock beneficially owned by Meditrust), which constitutes approximately 4.8% of the outstanding shares of Common Stock.

               The aggregate number of shares of Common Stock that NMC owns beneficially, pursuant to Rule 13d-3 of the Act, is 289,743 (which shares of Common Stock are included in the number of shares of Common Stock beneficially owned by Meditrust), which constitutes approximately 1.7% of the outstanding shares of Common Stock.

          (c)

               Meditrust has the shared power to vote or to direct the vote and to dispose or direct the disposition of 1,086,179 shares of Common Stock (which number includes 796,436 shares of Common Stock beneficially owned by MMI and 289,743 shares of Common Stock beneficially owned by NMC).***

               MMI has the shared power to vote or to direct the vote and to dispose or direct the disposition of 796,436 shares of Common Stock (which shares of Common Stock are included in the number of shares of Common Stock beneficially owned by Meditrust).




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               NMC has the shared power to vote or to direct the vote and to dispose or direct the disposition of 289,743 shares of Common Stock (which shares of Common Stock are included in the number of shares of Common Stock beneficially owned by Meditrust).

          *** By virtue of the corporate relationships between Meditrust, MMI and NMC, Meditrust may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between Meditrust and its subsidiaries due to their corporate relationships.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not  applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               This Schedule 13G Statement is being filed on behalf of each of Meditrust, MMI and NMC pursuant to Rules 13d-1(c) and 13d-1(k)(1). The identity of each of Meditrust, MMI and NMC is set forth in Item 2(a) hereof. The agreement required by Rule 13d- 1(k)(1)(iii) is attached hereto as Exhibit 99.1.

ITEM 9.        NOTICE OF DISSOLUTION OF THE GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                    SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:


                                           MEDITRUST CORPORATION

                                           By: /s/ Michael S. Benjamin
                                             ------------------------------
                                           Name:   Michael S. Benjamin
                                           Title:  Senior Vice President



                                           MEDITRUST MORTGAGE
                                           INVESTMENT, INC.

                                           By: /s/ Michael S. Benjamin
                                             ------------------------------
                                           Name:   Michael S. Benjamin
                                           Title:  Senior Vice President


                                           NEW MEDITRUST COMPANY LLC,
                                           By: Meditrust Healthcare Corporation,
                                           its manager member

                                           By: /s/ Michael S. Benjamin
                                             ------------------------------
                                           Name:   Michael S. Benjamin
                                           Title:  Senior Vice President


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